FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 September 2008

HSBC
COMPLETES OPEN OFFER FOR INDIAN BROKERAGE

Further to the announcement on
17 May 2008
, HSBC confirms that it has completed the open offer for public shares of
IL&FS Investsmart Limited (Investsmart), a leading Indian retail brokerage.
 Through the open offer, HSBC has
accepted the maximum of
14,422,255 shares, equivalent to 20.65 per cent of Investsmart's capital, in accordance with applicable regulations.

In accordance with local Indian regulations, HSBC was required to make an open offer to public shareholder
s
 after it announced its intention to take a majority stake in Investsmart.

HSBC made a cash offer of INR200 per share in an
open offer to public shareholders from 11 to
30 July 2008
, amounting to INR288.4 crore (
approximately US$63.1 million) for the public shares accepted.

As required locally, HSBC will also pay interest of INR2.3 per share to the public shareholders who tendered their shares, which would amount to INR3.31 crore (approximately US$$0.72 million).

HSBC announced in May 2008 its agreement to acquire
43.85 per cent of Investsmart from E*TRADE Mauritius Limited, an indirectly wholly-owned subsidiary of E*TRADE Financial Corporation
, in addition to a
 further
 29.36 per cent from Infrastructure Leasing and Financial Services Limited (IL&FS).

The acquisition remains subject to certain conditions and completion formalities.

HSBC was advised on the acquisition by the investment banking division of HSBC Global Banking and Markets.

ends/more

Media enquiries to:

Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk

Notes to editors

1

HSBC in
India
The HSBC Group in
India
 is represented by several entities including The Hongkong and Shanghai Banking Corporation Limited which offers a full range of banking and financial services to its over 2
.8
 million customers in
India
 through its 47 branches and 170 ATMs across 26 cities. HSBC is one of
India
's leading financial services groups, with over 3
4
,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, two global IT development centres and six global resourcing operations in the country. The Bank is t he founding and a principal member of the HSBC Group which, with over 9,500 offices in 85 countries and territories and assets of US$2,547 billion at
30 June 2008
, is one of the world's largest banking and financial services organisations.

2.
IL&FS Investsmart Limited (Investsmart)
IL&FS Investsmar
t Group (
IIL) is one of
India
's leading financial services organizations. IIL, through its subsidiaries in
India
 and
Singapore
, provides a wide range of investment
 products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. IIL's 2,000 employees provide a complete range of investment solutions to over 138,000 customers in India through its 88 branches and 190 franchisee outlets from 133 cities and has been recognized as "National Best Performing Financial Advisor - Retail" for two years in a row (06-07 and 07-08) by CNBC TV
18. With a market capitalisation of approximately
US$260 million
, Investsmart is listed on the National Stock Exchange and the Bombay Stock Exchange and its Global Depository Shares are listed on the Luxembourg Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: September 29, 2008